Exhibit 99.5

Leadership

Frequently Asked Questions

Internal Use Only. © 2017, Quaker Chemical Corporation. All rights reserved.	1

General Information	3

What is happening?	3

What kind of business is Houghton?	3

Why are we combining with Houghton?	3

How does this differ from our other mergers and acquisitions?	4

Who acquired who?	4

When will this happen?	4

What is the difference between signing and closing?	4

What are the positive outcomes we expect?	5

What is the vision for the combined companies?	5

About the New Combined Company	6

Will we operate as one company or keep Houghton as a separate subsidiary?	6

Will the new company be called Quaker?	6

Will we retain the Houghton and Quaker brands?	6

The press release mentions $45 Million in cost savings, how was that number calculated?	6

Will there be an impact to associates’ jobs?	6

Will we close any locations?	6

Will our corporate headquarters remain in Conshohocken, USA?	7

Who will lead the new business?	7

When will we find out about any changes planned as a result of this deal?	7

Customers & Suppliers	8

What should I say to my customers who ask about the proposed combination?	8

Who can I contact to ask questions about the integration planning?	8

How will the proposed new company affect existing customer / supplier relationships and engagement?	8

For distributors, do we plan any changes in the route to market strategy where there is overlap in territory?	8

Are existing agreements (contracts, quality agreements, etc.) with Quaker still valid?	9

How does the combination affect future ordering, invoicing, and payment processes for customers and suppliers?	9

How will customers / distributors find out about the deal?	9

Guidelines & Expectations	10

What is expected of us during this transition time?	10

Prior to the close of the deal, will associates in Quaker and Houghton interact with each other?	10

Where can I find more information about the deal?	10

What should I do if I am contacted by the media?	10

Internal Use Only. © 2017, Quaker Chemical Corporation. All rights reserved.	2

General Information

What is happening?

We are excited to announce that we have entered into a definitive agreement to combine with Houghton, creating a global business uniquely positioned with a broader range of innovative solutions, services, and technical expertise.

What kind of business is Houghton?

Houghton, a more than 150-year-old business with global headquarters in Valley Forge, Pennsylvania, USA, operates in many of the same industries we serve including metalworking, primary metals, fluid power, and industrial lubricants. Houghton’ headquarters are approximately 20 minutes away from our own global headquarters in Conshohocken. Quaker and Houghton are two great, historic companies dedicated to the industries we serve; as such, we share many of the same core competencies, core values, and an unwavering dedication to customers.

Why are we combining with Houghton?

We are combining the businesses because Houghton is an excellent strategic fit for Quaker and enhances our solutions portfolio. We will improve our ability to serve our customers, broaden our product development capabilities, and further position ourselves for global growth.

Quaker’s and Houghton’s complementary product solutions and service capabilities will allow the new company to better serve customers in the automotive, aerospace, heavy equipment, metals, mining, machinery, marine, offshore, and container industries.  The business will create near-term growth through immediate cross-selling opportunities, and will have one of the most expansive metalworking platforms in the manufacturing space. Houghton’s areas of focus include metal removal, metal forming, corrosion protection, and heat treatment fluids.

By combining resources, the new company will increase the breadth of its innovative technology, accelerate its product development capabilities, speed its time to market, and diversify its long-term R&D pipeline.

We will also strengthen our customer-intimate business model with an expanded service offering. With a broader products and solutions portfolio, combined with the industry expertise of our two talented associate bases, we will be better-positioned to deliver additional value to our customers.

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How does this differ from our other mergers and acquisitions?

Due to its size, this transaction is subject to shareholder and regulatory approvals before it can close. What this means, is that although we have announced an agreement to combine with Houghton, we must operate as completely separate companies until the deal closes. No integration can or will take place until after closing. During the period leading up to the closing of the deal, we will be making plans for how to integrate these two.

The size and scale of the Houghton business also brings differences to the way Quaker has handled prior transactions. Houghton has approximately 2,000 associates around the world and unlike some past deals where companies operated as wholly owned subsidiaries, Houghton and Quaker will become fully integrated. The scale and efforts involved will require a great deal of time and effort to ensure we optimize the best of both companies going forward.

After the close, we will integrate the businesses together. As one company, we expect both businesses will learn from each other – taking the best practices, our combined learning, and utilizing the best of our talent to build a truly great, new company. Houghton brings a tremendous amount of expertise and new technologies that will expand our existing portfolio, in areas such as: neat cutting oils, water-based metalworking fluids, heat treatment, forging, non-ferrous rolling and a strong offshore business. The Houghton portfolio brings us unique and complementary products immediately expanding our existing capabilities.

Who acquired who?

In the financial community, this will be seen as Quaker acquiring Houghton; however, we view this as a combination of two great companies with a similar number of associates, geographic footprints, and revenues. Therefore, in all of our communications it will be referred to as a combination of our two great companies rather than an acquisition. We believe it is important that both Quaker and Houghton associates see it this way.

When will this happen?

We expect the deal to close by the end of calendar year 2017 or the first quarter of 2018. We will begin integration efforts shortly thereafter.

What is the difference between signing and closing?

Today we announced the signing of an agreement which proposes to combine Houghton and Quaker, and we will be making our official filings in the U.S. Because of the size of the deal, this transaction is subject to Quaker shareholder and regulatory approvals before it can close. During the regulatory review period, government agencies review proposed transactions such as ours under applicable antitrust laws, such as the U.S. Hart-Scott-Rodino Antitrust Improvements Act.

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We expect this deal to close at the end of 2017 or early 2018, once all of the closing conditions are satisfied. So while we have announced an agreement to combine with Houghton, we will remain completely separate companies and each will operate autonomously until the deal closes.

During this time we are, however, permitted to plan for integration. That means that we can have close collaboration related to the integration planning but any merging of our operations must wait for closing. This means that there will be no organization changes until after the close.

What are the positive outcomes we expect?

This is a tremendous opportunity for both businesses; one that will create a stronger combination of two great companies. As a result of this combination, we will broaden our product portfolio, service capabilities, industry knowledge, and R&D expertise globally. In addition, it will allow us to accelerate new product development as well as growth in key verticals and geographic areas.

This new combination will create a bigger position for the combined company, increasing the number of customer accounts, expanding our geographic footprint, and the scale of what is possible together.

What is the vision for the combined companies?

By combining with Houghton, we will bring together over 250 years of experience in the specialty chemical industry. Together, we plan to create a global business that is uniquely positioned with a broader range of innovative solutions, services, and technical expertise.

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About the New Combined Company

Will we operate as one company or keep Houghton as a separate subsidiary?

Once the deal closes, we will begin integration in order to operate as one company.

Will the new company be called Quaker?

This will be evaluated as part of the integration planning process.

Will we retain the Houghton and Quaker brands?

Both companies’ product brands and markets will be evaluated as part of the integration planning process.

The press release mentions $45 Million in cost savings, how was that number calculated?

As part of the preliminary analysis of the deal, the project team identified broad ranges of cost savings that are estimated at $45 million. We expect these savings to be driven primarily by efficiencies of combining the businesses driven primarily by raw materials and supply chain savings, streamlining of the combined organizations, and other third party cost reductions. During integration planning, we will define the specific actions necessary to achieve these savings.

It is important to remember that no changes will be made until after closing, and we anticipate that it will take up to two years to put all changes in place.

Will there be an impact to associates’ jobs?

Yes, we do expect there to be an impact to some positions in the combined company. There are approximately 2,000 full time Houghton associates in 33 countries around the world, doubling our size and expanding our footprint. Quaker has approximately 2,000 associates in 25 countries around the world. Some reductions in workforce are expected as we streamline the new organization. None of these changes will occur until after closing and may take months or even years to finalize and put into place.

Will we close any locations?

Yes, we expect the closure of some locations. These will be determined as part of the integration planning process.

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Will our corporate headquarters remain in Conshohocken, USA?

While no change is expected to Quaker’s corporate headquarters, the entire global footprint will be reviewed as part of the integration planning process.

Who will lead the new business?

Mike Barry will continue as Chairman and CEO. The full management structure will be reviewed as part of the integration planning process.

When will we find out about any changes planned as a result of this deal?

Decisions made during the integration planning period will be announced at a time closer to or after closing.

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Customers & Suppliers

What should I say to my customers who ask about the proposed combination?

We will be reaching out to customers to inform them of this announcement, and they will have access to the press release. We should reinforce that they will continue to see the same level of service from us, and that until the deal closes, both Quaker and Houghton will operate as separate, stand-alone organizations as they were before the agreement was signed.

No one should speculate on anything outside of the press release or other public communications. If you have specific questions that you cannot answer for your customer, please direct them to your manager or Management Executive Committee (MEC) member.

Who can I contact to ask questions about the integration planning?

Only specified personnel responsible for planning activities under established confidentiality procedures will be involved in the integration planning. For any questions you may have, please reach out to your Quaker business contact.

How will the proposed new company affect existing customer / supplier relationships and engagement?

Until the deal closes, Quaker and Houghton will remain completely separate companies and each will operate autonomously. No integration can or will take place until closing, although we will be making plans for how to integrate the new business during the time leading up to the deal closure. Quaker associates are expected to continue to provide the same level of customer service as they always have.

Once closing occurs, we expect to deliver increased customer value, as well as potential for new or increased business opportunities for our highest-performing suppliers. We will review the supply bases of both organizations and determine the best way to support the overall supply chain strategy of the combined company. Suppliers should continue to support Quaker business just as they have been doing. Following the close, our procurement teams will complete the integration of Quaker and Houghton, resulting in a new, combined business model.

For distributors, do we plan any changes in the route to market strategy where there is overlap in territory?

Each company’s respective network of distributors may overlap to some extent. We greatly value our distribution partners and will work to create positive solutions once the transaction is closed. This will be reviewed as part of the integration planning process. We will reach out to our distribution partners as soon as possible, but must caution that in the interim between signing and close, discussions will be limited.

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Are existing agreements (contracts, quality agreements, etc.) with Quaker still valid?

Yes. Customers, suppliers, and distributors should continue to operate under the existing terms of all current agreements. If there are any changes necessary to contracts, we will advise them as soon as a change is made.

How does the combination affect future ordering, invoicing, and payment processes for customers and suppliers?

Customers and suppliers should continue to follow the instructions on purchase orders and relevant contracts. Any change in process will be promptly communicated to them at the time of the change.

How will customers / distributors find out about the deal?

We will issue a press release for broad distribution. We will also be contacting a large portion of our customer base directly in the 48 hours after the signing is announced.

Customers should share any questions or concerns they have with their Quaker business contact. We will continue to update them on our progress and communicate any developments well in advance of implementation.

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Guidelines & Expectations

What is expected of us during this transition time?

Associates should operate with the mindset of “business as usual.” We will continue to operate as a separate, stand-alone organization, independent of Houghton, as we have before the agreement was signed. We should continue to do business with our core values in mind, and especially remain focused on executing on our 2017 goals. Until the deal closes, Quaker and Houghton will remain completely separate companies and each will operate autonomously. No integration of the companies can or will take place until closing, although we will be making plans for how to integrate the new business during the time leading up to the deal closure. Only certain associates responsible for planning activities under established confidentiality procedures will be involved in the integration planning process.

Regardless of the business activity, our core values must always drive the way we do business. There should be no compromise on integrity, safety, or the inclusion of ideas. People will always be our most important asset, and we will continue to treat everyone with respect, and be open to learning from each other. We will continue to build relationships with our customers on the basis of Quaker’s strengths.

Prior to the close of the deal, will associates in Quaker and Houghton interact with each other?

Until the deal closes, Quaker and Houghton will remain completely separate companies and each will operate autonomously. No integration can or will take place until closing, although we will be making plans for how to integrate the new business during the time leading up to the deal closure.

Where can I find more information about the deal?

We will post regular updates to quakerchem.com and QNET as the project progresses. Additionally, you can contact your direct manager, or send an email to the address below with any questions you may have:

•	General Associate Questions - Associate.Questions@quakerchem.com

What should I do if I am contacted by the media?

All media inquiries must be directed to the appropriate communications professionals within Quaker for review and proper vetting. If you are contacted by the media:

•	DO say “I am not authorized to speak on behalf of the company, but the appropriate person will respond to your inquiry.”

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•	DO request their name, publication / outlet, and email / phone contact details. Forward this information to Melissa McClain at +1-610-832-7809 or mcclainm@quakerchem.com. DO NOT give them these contact details.

•	DO NOT say “no comment” or attempt to hide. If they are filming on premises, please ask them politely but firmly to stop.

•	DO contact legal or communications with any questions you have about this process.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Quaker will file a proxy statement with the Securities and Exchange Commission.  INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Quaker with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement, once available, and of Quaker’s other filings with the Commission may also be obtained from the Company by directing a request to:  Victoria K. Gehris, Investor Relations, +1.610.832.4246.

Quaker and its directors, executive officers and other members of its management may solicit proxies from its shareholders in favor of the transaction. Information concerning such persons who may be considered participants in the solicitation of Quaker’s shareholders under the rules of the Commission will be set forth in the definitive proxy statement to be filed by Quaker with the Commission in connection with the transaction.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in such statements. A major risk is that demand for the Company's products and services is largely derived from the demand for its customers' products, which subjects the Company to uncertainties related to downturns in a customer's business and unanticipated customer production shutdowns. Other major risks and uncertainties include, but are not limited to, significant increases in raw material costs, customer financial stability, worldwide economic and political conditions, foreign currency fluctuations, significant changes in applicable tax rates and regulations, future terrorist attacks and other acts of violence. Other factors, including those related to the transaction, could also adversely affect us including, but not limited to:

•	the risk that Quaker shareholders may not approve the proposed transaction;
•	the risk that a required regulatory approval will not be obtained or is subject to conditions that are not anticipated or acceptable to us;
•	the potential for regulatory authorities to require divestitures in connection with the proposed transaction, which would result in a smaller than anticipated combined business;
•	the risk that a closing condition to the proposed transaction may not be satisfied in a timely manner;
•	risks associated with the financing of the transaction;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement;
•	potential adverse effects on Quaker’s business, properties or operations caused by the implementation of the transaction;
•	Quaker’s ability to promptly, efficiently and effectively integrate Houghton’s operations into those of Quaker;

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•	risks related to the disruption of each Company’s time from ongoing business operations due to the proposed transaction; and,
•	the outcome of any legal proceedings that may be instituted against the companies following announcement of the merger agreement and transactions contemplated therein.

Therefore, we caution you not to place undue reliance on our forward-looking statements.

For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 1A of our 2016 Form 10-K, and in our quarterly and other reports filed from time to time with the Commission. We caution you not to place undue reliance on these forward-looking statements, which are current only as of the date on which we issued this report. We do not intend to, and we disclaim any duty or obligation to, update or revise any forward-looking statements to reflect new information or future events or for any other reason

This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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